UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35624 / June 9, 2025

In the Matter of:

MSD Investment Corp.
MSD Partners, L.P.
Arcus Parent, LLC
Arcus Holdings, Inc.
Investors Life Insurance Company of North America
MSD BDC SPV I, LLC
MSD BDC SPV II, LLC
MSD BDC CLO I, LLC
and certain of their affiliated entities as described in Schedule A to the application.

550 Madison Avenue, 20th Floor
New York, NY 10022

BDT Capital Partners, LLC
BDTCP Investments 2022, LLC
and certain of their affiliated entities as described in Schedule A to the application.

401 N. Michigan Avenue, Suite 3100
Chicago, IL 60611

812-15562

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

MSD Investment Corp., et al. filed an application on April 11, 2024, and amendments to the
application on August 13, 2024, November 25, 2024, March 26, 2025 and April 29, 2025,
requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the
"Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order
would permit certain registered closed-end management investment companies and business
development companies (collectively, the "Regulated Funds") to co-invest in portfolio
companies with each other and with certain affiliated investment entities.

On May 12, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35582). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by MSD Investment Corp., et al. (File No. 812-15562) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.